SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Zimmer Biomet Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98956P102
(CUSIP Number)

Clive Bode Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956P102	13D	Page 2 of 13 Pages

1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 30,118,560 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 30,118,560 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 203,272,251 shares of Common Stock (as defined herein) outstanding as of June 24, 2015, which is based on information provided by the Issuer.

CUSIP No. 98956P102	13D	Page 3 of 13 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 30,118,560 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 30,118,560 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 203,272,251 shares of Common Stock outstanding as of June 24, 2015, which is based on information provided by the Issuer.

CUSIP No. 98956P102	13D	Page 4 of 13 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 30,118,560 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 30,118,560 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 203,272,251 shares of Common Stock outstanding as of June 24, 2015, which is based on information provided by the Issuer.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock of Zimmer Biomet Holdings, Inc. (the “Issuer”), par value $0.01 per share (the “Common Stock”). The principal executive offices of the Issuer are located at 345 East Main Street, Warsaw, Indiana, 46580.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar IV Advisors, LLC, a Delaware limited liability company, and (ii) TPG GenPar V Advisors, LLC, a Delaware limited liability company. TPG GenPar IV Advisors, LLC is the general partner of TPG GenPar IV, L.P, a Delaware limited partnership, which is the general partner of TPG Partners IV, L.P., a Delaware limited partnership (“TPG Partners IV”), which holds 50,000.000 membership units in LVB Acquisition Holding, LLC, a Delaware limited liability company (“LVB Acquisition Holding”). TPG GenPar V Advisors, LLC is the general partner of TPG GenPar V, L.P., a Delaware limited partnership (“TPG GenPar V”), which is the (i) general partner of each of (a) TPG Partners V, L.P., a Delaware limited partnership (“TPG Partners V”), which holds 1,015,020.30532 membership units of LVB Acquisition Holding, (b) TPG FOF V-A, L.P., a Delaware limited partnership (“TPG FOF A”), which holds 2,655.60483 membership units of LVB Acquisition Holding, and (c) TPG FOF V-B L.P. a Delaware limited partnership (“TPG FOF B”), which holds 2,141.61680 membership units of LVB Acquisition Holding, and (ii) managing member of each of (a) TPG LVB Co-Invest LLC, a Delaware limited liability company (“TPG Co-Invest I”), which holds 235,843.63020 membership units of LVB Acquisition Holding, and (b) TPG LVB Co-Invest II LLC, a Delaware limited liability company (“TPG Co-Invest II” and, together with TPG Partners IV, TPG Partners V, TPG FOF A, TPG FOF B and TPG Co-Invest I, the “TPG Funds”), which holds 2,758.00100 membership units of LVB Acquisition Holding. The TPG Funds in the aggregate hold 1,308,419.15815, or 24.41%, of the membership units of LBV Acquisition Holding, which directly holds the Shares (as defined below). Because of the relationship of the TPG Funds to LBV Acquisition Holding and of Group Advisors to the TPG Funds, Group Advisors may be deemed to beneficially own the Shares.

Messrs. Bonderman and Coulter are officers and sole stockholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

Page 5 of 13 Pages

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Pursuant to the Agreement and Plan of Merger, dated as of April 24, 2014, among the Issuer, Owl Merger Sub, Inc. (“Merger Sub”), which is an indirect wholly owned subsidiary of the Issuer, and LVB Acquisition Inc. (“LVB”), as amended from time to time (the “Merger Agreement”), the Issuer agreed to acquire LVB for a combination of cash and Common Stock. Prior to the Merger, LVB Acquisition Holding owned approximately 97% of the issued and outstanding capital stock of LVB. Pursuant to the Merger Agreement, on June 24, 2015, Merger Sub merged with and into LVB, shares of LVB common stock were cancelled, and LVB continued as the surviving corporation and an indirect wholly owned subsidiary of the Issuer (the “Merger”).

Pursuant to the Merger Agreement, at the closing of the Merger, after repaying all of LVB’s outstanding funded debt, the Issuer paid, as merger consideration, to holders of outstanding shares of LVB common stock and LVB equity-based awards an aggregate amount equal to approximately $10.35 billion in cash and approximately 32.7 million shares of Common Stock. Therefore, pursuant to the Merger Agreement, LVB Acquisition Holding received, as merger consideration, 30,118,560 shares of Common Stock (the “Shares”) and $4,791,504,838.88 cash in exchange for the 536,034,330 shares of common stock of LVB it held prior to the Merger.

Item 4.  Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons intend to cause LVB Acquisition Holding (prior to the distribution of Shares by LVB Acquisition Holding to the Sponsors (as defined below)) and the TPG Funds (following such a distribution) to dispose of the Shares over time, subject to, among other things, applicable legal requirements and market conditions.

As described in Item 6, in connection with the execution of the Merger Agreement, the Issuer entered into the Stockholders Agreement, dated as of April 24, 2014, as amended by Amendment No. 1 on March 30, 2015 (the “Zimmer Stockholders Agreement”), by and among the Issuer, LVB Acquisition Holding, the TPG Funds and certain funds affiliated with The Blackstone Group L.P., Goldman, Sachs & Co. and Kohlberg Kravis Roberts & Co. (collectively, the “Other Sponsor Funds” and, together with the TPG Funds, the “Sponsors”), which became effective at the closing of the Merger and which sets forth certain agreements, including with respect to transfer restrictions, standstill provisions, registration rights, voting arrangements and certain other matters. In addition, in connection with the closing of the Merger, the Sponsors entered into a Coordination Agreement, dated as of June 24, 2015 (the “Coordination Agreement”), which memorializes agreements regarding certain matters, including the coordination of transfers of Shares received by LVB Acquisition Holding pursuant to the Merger and certain other matters.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, tax conditions, general economic and industry conditions and other factors

Page 6 of 13 Pages

deemed relevant by the Reporting Persons, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

Without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, the Reporting Persons and any of the persons listed in Schedule I hereto may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer (including in the open market, private transactions, block trades, registered sales or otherwise) or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof). In particular and without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and the Coordination Agreement, the Reporting Persons intend, from time to time depending on the various factors described above, to cause LVB Acquisition Holding (prior to the distribution of Shares by LVB Acquisition Holding to the Sponsors) and the TPG Funds (following such a distribution) to dispose of shares of Common Stock, including pursuant to registered sales under any available shelf registration statement and to deliver to the Issuer demand requests or take-down notices in connection therewith, and may determine to cause LVB Acquisition Holding to distribute some or all of the Shares to its members.

In addition, without limitation, subject to the terms of the Zimmer Stockholders Agreement, the Reporting Persons may from time to time engage in discussions with management, the board of directors, and/or other shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of incorporation, regulations, corporate documents, agreements, de-listing or de-registration of the Issuer.

As of the date of the closing of the Merger Michael Michelson and Jeffrey K. Rhodes have been designated by LVB Acquisition Holding pursuant to the Zimmer Stockholders Agreement to serve as directors on the Zimmer Board of Directors

Other than as described herein and subject to the Zimmer Stockholders Agreement and Coordination Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, although subject to the applicable provisions of the Zimmer Stockholder Agreement and Coordination Agreement, the Reporting Persons or any of the persons listed on Schedule I hereto, may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)–(b) The following disclosure assumes that there are a total of 203,272,251 shares of Common Stock outstanding as of June 24, 2015, which is based on information provided by the Issuer.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 30,118,560 shares of Common Stock, which constitutes approximately 14.8% of the outstanding Common Stock.

(c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

Page 7 of 13 Pages

(d) The Sponsors may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares. To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Zimmer Stockholders Agreement

The Zimmer Stockholders Agreement sets forth certain agreements regarding governance, representation of the Zimmer Board of Directors, transfer restrictions, standstill provisions, registration rights, voting arrangements and certain other matters.

Pursuant to the Zimmer Stockholders Agreement, (i) effective upon the closing date of the Merger, the Zimmer Board of Directors caused the number of directors on the Zimmer Board of Directors to be increased by two and appointed Michael Michelson and Jeffrey K. Rhodes, two individuals selected by LVB Acquisition Holding, as directors and (ii) following the closing of the Merger, at each annual or special meeting of the Issuer’s stockholders at which directors are to be elected to the Zimmer Board of Directors, the Issuer will nominate and use its reasonable best efforts to cause the Issuer’s stockholders to elect to the Zimmer Board of Directors a slate of directors that includes up to two individuals designated by LVB Acquisition Holding (or, in certain circumstances, its transferees), so long as the number of shares of Common Stock beneficially owned by LVB Acquisition Holding and its affiliates continues to represent a certain specified percentage of the Shares acquired by LVB Acquisition Holding in the Merger. Specifically, LVB Acquisition Holding (or, in certain circumstances, its transferees) will be entitled to designate two individuals for nomination to the Zimmer Board of Directors (and replacements for such individuals in the event of resignation or removal), so long as the number of shares of Common Stock beneficially owned by LVB Acquisition Holding (or, in certain circumstances, its transferees) continues to represent 60% or more of the Shares acquired by LVB Acquisition Holding at the closing of the Merger. So long as the number of Shares beneficially owned by LVB Acquisition Holding (or, in certain circumstances, its transferees) continues to represent 30% or more but less than 60% of the Shares acquired by LVB Acquisition Holding at the closing of the Merger, LVB Acquisition Holding (or, in certain circumstances, its transferees) will be entitled to designate one individual for nomination to the Zimmer Board of Directors. In the event that the number of Shares beneficially owned by LVB Acquisition Holding (or, in certain circumstances, its transferees) represents less than 30% of the Shares acquired by LVB Acquisition Holding at the closing of the Merger, LVB Acquisition Holding (or, in certain circumstances, its transferees) will not be entitled to designate any individuals to the Zimmer Board of Directors pursuant to the Zimmer Stockholders Agreement. The rights of LVB Acquisition Holding (or, in certain circumstances, its transferees) to designate individual(s) for nomination to the Zimmer Board of Directors will also terminate if the Sponsors collectively, together with certain of their affiliates, cease to own a majority of the voting securities of LVB Acquisition Holding, subject to certain exceptions, and at such time, the individual(s) designated by LVB Acquisition Holding (or its transferees) are required to immediately resign from the Zimmer Board of Directors, unless otherwise consented to by a majority of the Zimmer Board of Directors (excluding such individuals).

The Zimmer Stockholders Agreement generally restricts any transfers of the Shares by LVB Acquisition Holding or any of the Sponsors, subject to certain exceptions, which include certain sales pursuant to registration statements and certain sales pursuant to Rule 144 under the Securities Act of 1933 (“Rule 144”), with limitations described therein. LVB Acquisition Holding and its permitted transferees will be entitled to (i) after three months following the closing of the Merger, piggyback registration rights and unlimited take-down rights to the extent there is an effective shelf registration statement and (ii) after six months following the closing of the Merger, demand registration rights up to four times per year in the event the Issuer does not have an effective shelf registration statement covering such sales, in each case, subject to certain limitations. LVB Acquisition Holding (or, in certain circumstances, its transferees) may be required to enter into lock-up arrangements, from time to time, in connection with underwritten offerings.

Page 8 of 13 Pages

The Zimmer Stockholders Agreement contains a standstill provision that is effective until the later of (i) the date on which the number of shares of Common Stock beneficially owned by LVB Acquisition Holding (or, in certain circumstances, its transferees) represents less than 30% of the Shares acquired by LVB Acquisition Holding as consideration in the Merger and (ii) one year after the date on which there are no individuals nominated by LVB Acquisition Holding (or, in certain circumstances, its transferees) sitting on the Zimmer Board of Directors and LVB Acquisition Holding (or, in certain circumstances, its transferees) no longer has any rights to designate any individuals for nomination to the Zimmer Board of Directors. The standstill provision does not survive the termination of the Zimmer Stockholders Agreement.

The Zimmer Stockholders Agreement will automatically terminate upon the earlier to occur of (i) the date that all Issuer directors nominated by LVB Acquisition Holding (or, in certain circumstances, its transferees) have resigned from the Zimmer Board of Directors and LVB Acquisition Holding (and, in certain circumstances, its transferees) has not designated a replacement and (ii) the date that LVB Acquisition Holding and its affiliates, in the aggregate, beneficially own shares of Common Stock with voting power that is less than 3% of the total number of votes that may be cast in the election of directors of the Issuer, and all such shares may be sold in a single transaction without limitation under Rule 144.

Coordination Agreement

The Coordination Agreement memorializes agreements regarding certain matters, including the coordination of transfers of Shares received by LVB Acquisition Holding pursuant to the Merger and the selection of any designees to be nominated by LVB Acquisition Holding (or the Sponsors) to the Zimmer Board of Directors.

Pursuant to the Coordination Agreement, until a distribution of the Shares by LVB Acquisition Holding to the Sponsors, the Sponsors are required to unanimously agree to any transfer of the Shares. Following a distribution of the Shares by LVB Acquisition Holding to the Sponsors, none of the Sponsors may transfer any Shares except in a manner prescribed by the Coordination Agreement, including in accordance with Rule 144 or pursuant to an effective registration statement, in each case subject to the conditions set forth in the Coordination Agreement.

LVB Acquisition Holding will distribute all or a portion of the Shares to the Sponsors upon (i) a vote of a majority of the Sponsors during the six-month period commencing on the date of the Merger or (ii) the election of any Sponsor following the expiration of the six-month period commencing on the date of the Merger.

The Coordination Agreement provides that the Sponsors will select any designees to be nominated by LVB Acquisition Holding or the Sponsors to the Zimmer Board of Directors. The Sponsors will make such designation by a vote of the majority of the Sponsors, in the case of a designation by LVB Acquisition Holding, and by a vote of the majority of the Shares, with each Sponsor voting the portion of the Shares directly owned by such Sponsor, in the case of a designation by the Sponsors.

The Coordination Agreement will automatically terminate upon the date that the Sponsors, in the aggregate, beneficially own or hold of record, directly or indirectly, less than 3% of the then outstanding shares of the Common Stock, so long as, as of such date, all of the then-remaining Shares owned by such Sponsors may be sold in a single transaction without limitation under Rule 144. Any Sponsor may withdraw from the Coordination Agreement when such Sponsor, together with its affiliates, owns or holds of record, directly or indirectly, less than 1% of the Common Stock.

The Coordination Agreement does not relieve LVB Acquisition Holding or any of the Sponsors from compliance with, or modify or limit LVB Acquisition Holding’s or any of the Sponsor’s obligations under, the Zimmer Stockholders Agreement.

References to and descriptions of the Merger Agreement, Zimmer Stockholders Agreement and Coordination Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Zimmer Stockholders Agreement and Coordination Agreement, which have been filed as Exhibits 2, 3 and 4 and 5 and are incorporated by reference herein.

Page 9 of 13 Pages

Except for the Merger Agreement, Zimmer Stockholders Agreement and Coordination Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Securities and Exchange Commission (the “Commission”) as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2014).
3.	Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated by reference to Exhibit 4.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2014).
4.	Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated by reference to Exhibit 2.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 1, 2015).
5.	Coordination Agreement, dated as of June 24, 2015, by and among certain membership unit holders of LVB Acquisition Holding, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D filed by LVB Acquisition Holding, LLC with the Commission on April 1, 2015).

Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2015

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Clive Bode
Name: Clive Bode Title: Vice President

David Bonderman

By: /s/ Clive Bode
Name: Clive Bode on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode
Name: Clive Bode on behalf of James G. Coulter (2)

(1)	Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).
(2)	Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).
Page 11 of 13 Pages

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President
James G. Coulter	Senior Vice President
Clive Bode	Vice President, Secretary, Assistant Treasurer and Director
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Martin Davidson	Chief Accounting Officer
Steven A. Willmann	Assistant Treasurer

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2014).
3.	Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated by reference to Exhibit 4.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2014).
4.	Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated by reference to Exhibit 2.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 1, 2015).
5.	Coordination Agreement, dated as of June 24, 2015, by and among certain membership unit holders of LVB Acquisition Holding, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D filed by LVB Acquisition Holding, LLC with the Commission on April 1, 2015).

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